RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

July ____, 2012

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 5 to Registration Statement on Form S-11
Filed May 14, 2012
File No. 333-170054

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 6 to the Registration Statement referred to above.  This letter responds to the comments made in your comments letter dated May 22, 2012.  The responses set forth and numbered below correspond to the respective numbers of the comments in your letter.

General

1.	Please provide updated financial statements in your next amendment. Refer to Rule 8-08 of Regulation S-X.

RESPONSE:
To address this comment, the financial statements of the Company and Ananda Investments LLC for the first quarter of 2012 have been added.  The management’s discussions and analysis section has been revised to include a discussion of the results of this quarter.

2.
Please check the box on the cover page of the registration statement to indicate that you are conducting a continuous offering under Securities Act Rule 415.  Please also include the undertakings required by Item 512 of Regulation S-K for Rule 415 offerings.

RESPONSE:	The relevant box has been checked, and the undertaking has been added.

3.
We note your disclosure that the stockholders of Akashic must sell shares at a fixed price of $0.12 per share.  Please tell us how you will assure that Akashic stockholders will sell at such fixed price.

Ms. Sonia Gupta Barros
July 23, 2012

RESPONSE:
We have added disclosure on the cover page of the prospectus advising recipients of the distributed shares that they will need to provide supporting documentation establishing that the sale took place at the fixed price.  We expect that for open market sales this will be a confirmation statement and for private sales some form of documentation such as assignment reciting the sales price.

4.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:
To address this comment primarily, a new subsection to the section captioned “Regulations” has been added.  Also, a new risk factor has been added regarding the Company’s election to use the extended transition period.  Moreover, a statement has been made in the critical accounting policy disclosures.

5.
We note your response to comment 1 of our comment letter dated January 9, 2012 where you state that you “have set a fixed price of $0.12 per share for the offering.” Please revise your registration fee table to reflect the fixed price to be used for the sale of the shares.

Ms. Sonia Gupta Barros
July 23, 2012

RESPONSE:	The registration table has been revised, and the additional fee is being paid in connection with this filing.

Prospectus Cover Page

6.
We refer you to the fourth paragraph. Please revise your disclosure to clarify that the fixed price applies for the duration of the offering. Also, revise “a market offering” to “at-the-market offering.” Please make conforming changes to your disclosure on page 38 under “Resale Price Restriction.”

RESPONSE:	These requested changes have been made.

7.
We note your disclosure on page 38 where you discussed the statutory obligations of the eligible stockholders. Please revise your disclosure here and in the prospectus summary section to indicate the statutory obligations of the eligible stockholders.

RESPONSE:	The cover page and the prospectus summary section have been revised to indicate the statutory obligations of the eligible stockholders.

Selling Stockholders, page 33

8.
With a view to disclosure, please tell us how all the eligible shareholders will be informed of their underwriter’s status and obligations under the Securities Act of 1933 and if they have or will consent to such underwriter status.

RESPONSE:
To address this comment, we have added on the cover page of the prospectus in bold type disclosure of the underwriter status.  This disclosure directs readers to other parts of the prospectus.  Beyond the prospectus, we had not envisioned any further communication with recipients of the distributed shares (such as a transmittal letter).  If further disclosure is believed necessary, we are amenable to providing it.

9.
For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares and identify any additional persons who have voting or investment control over the shares. Please refer to the Questions 140.01 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

RESPONSE:
Entities in the selling stockholders table has been revised as requested.  When any such entity failed to provide information requested by the Company, such entity was removed from the group of stockholders receiving shares to those receiving cash dividends.

Ms. Sonia Gupta Barros
July 23, 2012

We hope that we have adequately responded to your comment.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,
Randall W. Heinrich